SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                                 NetManage, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    641144308
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                                 (CUSIP Number)

                           Michael R Littenberg, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 12, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                 13D                  Page 2 of 6 Pages

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     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                00
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                          310,094
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          310,094
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          310,094
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          3.3% (See item 5)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                  Page 3 of 6 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                         Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                          310,094
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          310,094
-----------------------------------------------------------------------------

     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                          310,094
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                          3.3% (See Item 5)
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON *
                                                IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                 13D                  Page 4 of 6 Pages

     The Schedule 13D filed on December 20, 2005 (the "Original
Statement") relating to the common stock, 0.01 par value, of NetManage, Inc. (the "Issuer") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

     Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement.

Item 1.           Security and Issuer.

     Item 1 of the Schedule 13D is herby amended and restated as follows:

     This statement on Schedule 13D relates to the shares ("Shares") of common stock, $0.01 par value, of NetManage, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 20883 Stevens Creek Blvd. Cupertino, CA 95014. This statement supercedes the statement with respect to the Shares previously filed on Schedule 13D on December 20, 2005.

Item 2.           Identity and Background.

     Item 2 of the Schedule 13D is herby amended and restated as follows:

     (a) This statement is filed by:

          (i) Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Capital");

          (ii) Mr. Charles Frumberg ("Mr. Frumberg") who serves as the managing member of Emancipation Management LLC, ("Emancipation Management") which acts as the investment manager of Emancipation Capital, (Emancipation Capital and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons");

     Emancipation Management acts as the investment manager of Emancipation Capital. The managing member of Emancipation Management is Charles Frumberg.

     Each of the Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

     (b) The address of the principal business and principal office of each of the Emancipation Filing Persons is 1120 Avenue of the Americas, Suite 1504, New York, NY 10036.

     (c) The principal business of Emancipation Capital is investing. Mr. Frumberg serves as managing member of Emancipation Management.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 641144308                 13D                  Page 5 of 6 Pages


     (e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Frumberg is a US citizen.


Item 4.           Purpose of Transaction.

     Item 4 of the Schedule 13D is herby amended and restated as follows:

     The Reporting Persons had filed the Original Statement jointly with the Zeff Filing Persons because, on December 20, 2005, Emancipation Capital and Zeff Holding Company, LLC ("Holding") had entered into an agreement (the "Agreement"), pursuant to which the parties had agreed to coordinate their efforts with respect to the proposal of certain actions and/or transactions to the Issuer. Pursuant to discussion among the Reporting Persons and the Zeff Filing Persons, the parties agreed that the Agreement should be terminated and that the Zeff Filing persons should no longer be deemed part of a group with, and accordingly to beneficially own the shares held by, the Reporting Persons. As the Shares held by the various accounts under the Reporting Persons' management and control are less than 5% of the outstanding Shares, the Reporting Persons will no longer report changes in its beneficial ownership of the Shares or other events related to the Shares.


Item 5.           Interest in Securities of the Company.

     Paragraph (e) of Item 5 of the Schedule 13D is herby amended and restated as follows:

     (e) On April 12, 2006, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 641144308                 13D               Page 6 of 6 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 17, 2006

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        -------------------------
        Name:  Charles Frumberg
        Title: Director



CHARLES FRUMBERG

/s/ Charles Frumberg
---------------------------------